UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 333-42728

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Masonglory Limited

(Registrant’s Name)

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Room 8, 25/F, CRE Centre
889 Cheung Sha Wan
Kowloon, Hong Kong
(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Financial Statements and Exhibits.

In connection with the extraordinary general meeting of shareholders of Masonglory Limited, a Cayman Islands company (the “Company”), the Company hereby furnishes the following documents:

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association
99.1	Notice of Extraordinary General Meeting of Shareholders dated July 10, 2026
99.2	Form of Proxy of Extraordinary General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masonglory Limited
Date: July 10, 2026	By:	/s/ Tse Shing Fung
	Name:	Tse Shing Fung
	Title:	Chairman of the Board and Director